EXHIBIT 21.1

SUBSIDIARIES OF KEYSTONE AUTOMOTIVE OPERATIONS, INC.(1)

Name of Subsidiary	State of Incorporation
Keystone Automotive Operations of Canada, Inc.	Delaware

Keystone Automotive Operations Midwest, Inc.	Delaware

Key Comp, Inc.	Pennsylvania

A&A Auto Parts Stores, Inc.	Pennsylvania

Keystone Automotive Distributors Company LLC	Delaware

American Specialty Equipment Corp. (2)	New York

KAO Management Services, Inc. (f/k/a KAO Management Services, Inc.)	Nevada

Driverfx.com, Inc.	Delaware

(1)	Subsequent to December 27, 2007, Keystone Automotive Operations, Inc. completed a restructuring of its legal entities, designed to simplify its corporate structure, in which several of its subsidiaries were merged with and into the above subsidiaries. The above table shows its subsidiaries as of the date hereof.
(2)	The dissolution of this entity is in process.